Ameritas Life Insurance Corp.

FOUR-YEAR SURRENDER CHARGE RIDER

This rider is made a part of the policy and is based on the application and payment of the premium. This rider is subject to the terms and provisions of the policy and this rider. If there is a conflict between the terms of the policy and the terms of this rider, the rider language controls. This rider may not be cancelled and will terminate when the policy to which it is attached terminates or the maturity date.

BENEFITS. By attachment of this rider to the policy, the following surrender charge schedule replaces the surrender charge schedule noted on your policy schedule.

Completed Years Since Receipt of Premium	Surrender Charge Percentage
0	8%
1	8%
2	8%
3	7%
4 and thereafter	0%

RIDER CHARGE. Beginning with the policy date, each month until the rider terminates, we will deduct a rider charge pro-rata from your fixed account and subaccounts. The current and maximum charges are stated on your rider schedule. When your rider is issued, the current charge applies. After the first policy year, we reserve the right to change the current charge at any time; however, your charge will never exceed the maximum charge.   If the rider charge rate increases, we will notify you at least 30 days prior to the policy anniversary.

AMERITAS LIFE INSURANCE CORP.

[	SPECIMEN	SPECIMEN	]
President		Secretary

ICC15 4YSCR 8-15